EXHIBIT 99.2                                 [FISHER AND PAYKEL HEALTHCARE LOGO]

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)

US$ VERSION

FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE

FISHER & PAYKEL HEALTHCARE ANNOUNCES PRODUCT GROWTH AND CURRENCY GAIN DELIVER RECORD US$26.8M FULL-YEAR PROFIT

Auckland, New Zealand, 31 May 2002 - Fisher & Paykel Healthcare Corporation Limited (NZSE:FPH. ASX:FPH, NASDAQ:FPHC)

Growth in core products, early acceptance of new products and a fourth quarter foreign exchange currency gain of US$4.9 million saw Fisher & Paykel Healthcare Corporation report a profit after taxation from continuing operations of US$26.8 million for the fiscal year ended 31 March, 2002.

This compares with US$4.2 million in the prior fiscal year, a period which included an after-tax expense of US$17.8 million in foreign exchange losses attributable to the healthcare business prior to the separation of Fisher & Paykel Industries Limited into separate healthcare and appliance companies.

The company has also reported profit from continuing operations after taxation for the fourth quarter of 2002 of US$9.5 million compared with a loss of US$8.4 million in the comparable period in fiscal 2001.

The Directors have approved a final dividend for the fiscal year ended 31 March 2002 of NZ 25 cents per ordinary share, carrying a full imputation credit. Non-resident shareholders will receive a supplementary dividend of NZ 4.41 cents per share. The final dividend will be paid on 27 June 2002, with a record date of 14 June, and an ex-dividend date of 7 June for the ASX and 17 June for the NZSE. The company has a strong balance sheet and believes it is well positioned for future growth.

Managing Director and Chief Executive Officer Michael Daniell said today that the positive full year results reflected the continued strong growth in the company's core product groups of respiratory humidification, obstructive sleep apnea (OSA) and neonatal and patient warming products.

The company's three core product groups all achieved significant growth in operating revenues in fiscal 2002, with OSA products up 18%, respiratory humidification up 2% and neonatal and patient warming up 29%. Total operating revenues for fiscal 2002 were US$89.3 million, 6% ahead of fiscal 2001.

Revenues for the fourth quarter of fiscal 2002 reflected growth in OSA of 15% and neonatal and patient warming of 71% over the prior comparable period. Respiratory humidification revenues reduced 11% against the strong prior comparable period, primarily as a result of a low Northern Hemisphere flu season and reduced OEM customer demand. The company believes that the respiratory humidifier competitive environment remained largely unchanged during the quarter.

Mr Daniell said the company's OSA product group performance was pleasing with 27% volume growth achieved in flow generators in the fourth quarter of fiscal 2002. This was particularly encouraging as it was significantly above market growth rates.

"Growth was driven by strong acceptance of our new integrated flow generator-humidifier, the core of an OSA treatment system, which was released into the US market in February. It provides several advantages including our patented ambient tracking, compliance optimizing and integrated humidification technologies."

"Looking forward, we expect that demand for OSA heated humidification will grow further following the introduction of increased reimbursement levels in the USA by Medicare from 1 July 2002. As the market moves increasingly towards humidification we believe we are well positioned with our full range of OSA humidification products."

The company believes that its successful entry into the nasal mask market with its Aclaim mask will be further strengthened with the release of its new Aclaim 2 mask during the next quarter. In addition its recently developed proprietary Oracle oral mask is in the process of being introduced throughout the USA.

"The growth in our mask revenues since we introduced our first mask in June last year has been very encouraging and we expect masks to become increasingly important to our OSA business," said Mr Daniell.

"The growth in full year revenues in respiratory humidification was assisted by our increasing market penetration in breathing circuits where our single-use heated breathing circuits, with their patented technology, continue to gain market share. Breathing circuit volumes grew strongly in both the full year and the fourth quarter."

"With the recent introduction of our neonatal breathing circuits in Australasia and Europe we expect to see additional circuit sales growth and they will create new opportunities for sales of our MR850 humidification system and allow it to be used throughout the hospital."

The company has applied for US Food and Drug Administration 510(k) clearance for the neonatal circuits which, when received, will allow entry of these products into the large USA market.

Growth in the neonatal warming segment was also strong and the company was optimistic about prospects for its new neonatal bubble CPAP system which leverages the company's experience in respiratory humidification and continuous positive airway pressure technologies.

Mr Daniell noted the company's US$4.9 million foreign exchange currency gain in the fourth quarter. The company's policy is to have in place a mix of foreign exchange contracts and options covering periods of up to three years forward, and in certain circumstances options only for a further two years. Since October 2001, the company has put in place new instruments with a face value of US$130 million.

"Our range of exciting new products, an improved reimbursement environment, our forward foreign exchange strategy and committed worldwide team position us well for the future."


ABOUT FISHER AND PAYKEL HEALTHCARE

Fisher and Paykel Healthcare is a leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warming devices and neonatal care products. Our products are sold in over 90 countries worldwide.

Following its reorganisation in November 2001, the Company reports the results of the healthcare business, its only remaining business, as continuing operations, and the results of the appliances and finance businesses that it no longer operates as discontinued operations.

Included with the financial information in this release are unaudited quarterly condensed statements of financial performance from continuing operations for the years ended March 31, 2001 and March 31, 2002.

FULL YEAR AND FOURTH QUARTER CONFERENCE CALL

Fisher and Paykel Healthcare will host a conference call to review these results and to discuss the outlook for fiscal 2003. The conference call will be broadcast simultaneously over the internet.

To listen to the webcast, to be held at 9:30am NZT, 7:30am AEST on Friday 31 May 2002 (5:30pm USEST Thursday 31 May 2002), access the company's website at www.fphcare.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast. An online archive of the event will be available approximately two hours after the webcast and will remain onsite for approximately two weeks.

For those people unable to access the call via the internet, we are making available an audio replay of the conference call. This will be available from around 11.30am for seven days until 6 June - note these are NZ times and dates. To listen to the replay you should dial: +61 2 (8524 1009), passcode number:
125008#

For further information contact Michael Daniell CEO on +64 9 574 0161 or Tony Barclay CFO on +64 9 574-0119 at Fisher & Paykel Healthcare Corporation Limited or by visiting the company's website at www.fphcare.com


FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that represent the company's present expectations or beliefs concerning future events. The company cautions that such statements involve known or unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: foreign exchange currency fluctuations, because its revenues, costs and liabilities are denominated in multiple currencies; competitive factors, because the markets for its products are highly competitive; a change in the technology relating to its products; fluctuations in its future financial results; its ability to protect its proprietary technologies by successfully enforcing its intellectual property rights, and not infringing the patents or proprietary rights of other parties; the ability of patients to be reimbursed by third-party payors; product recalls; and operational, political and other business risks arising from the international scope of its operations. Additional discussion of these and other factors which may cause the company's results or performance to differ materially from those expressed or implied in the forward-looking statements is contained in the company's filings with the US Securities and Exchange Commission, including under the heading "Risk Factors" in its prospectus filed on November 13, 2001. The company does not undertake to publicly update or revise any forward-looking statements.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                                AND SUBSIDIARIES
    CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS
                (IN THOUSANDS OF US DOLLARS, EXCEPT PER ADS DATA)


                                                   THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                       MARCH 31,                            MARCH 31,

                                              2002                 2001             2002               2001
                                           ------------       ------------       ------------       ------------

Operating revenue from continuing
  operations                               $     24,105       $     24,050       $     89,250       $     84,380

Cost of Sales                                     7,952              6,557             27,371             25,291
                                           ------------       ------------       ------------       ------------

Gross Profit                                     16,153             17,493             61,879             59,089

Operating expenses:


  Selling, general and administrative             5,904              5,189             23,548             20,364

  Research and development                        1,134              1,163              4,269              3,802
                                           ------------       ------------       ------------       ------------

Total operating expenses                          7,038              6,352             27,817             24,166
                                           ------------       ------------       ------------       ------------

Operating profit                                  9,115             11,141             34,062             34,923

Other income (expenses), net:

  Interest income (expenses), net                   293               (329)              (111)              (946)

  Foreign currency exchange profit (loss)         4,925            (22,921)             6,870            (26,619)

  Other expenses                                    (59)                --               (454)                --
                                           ------------       ------------       ------------       ------------

Total other income (expenses), net                5,159            (23,250)             6,305            (27,565)
                                           ------------       ------------       ------------       ------------

Profit (loss) from continuing
  operations before taxation                     14,274            (12,109)            40,367              7,358

Taxation                                         (4,822)             3,699            (13,554)            (3,111)
                                           ------------       ------------       ------------       ------------

Profit (loss) from continuing              $      9,452       $     (8,410)      $     26,813       $      4,247
                                           ============       ============       ============       ============
  operations after taxation

Basic earnings per ADS                     $       0.37       $      (0.28)      $       0.96       $       0.14

Diluted earnings per ADS                   $       0.36       $      (0.28)      $       0.96       $       0.14

Weighted average notional basic ADS's
outstanding                                  25,583,771         29,527,784         27,884,354         29,527,784

Weighted average notional diluted
ADS's outstanding                            25,964,396         29,527,784         28,043,448         29,527,784

                  OPERATING REVENUE FROM CONTINUING OPERATIONS
                          (IN THOUSANDS OF US DOLLARS)

                                                 THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                     MARCH 31,                  MARCH 31,
                                                  2002         2001         2002         2001
                                                -------      -------      -------      -------

Respiratory humidification products             $11,490      $12,907      $45,454      $44,652
CPAP products                                     9,918        8,622       32,868       27,763
Patient warming and neonatal care products        1,857        1,088        5,743        4,442
                                                -------      -------      -------      -------
Core products sub-total                         $23,265      $22,617      $84,065      $76,857
Distributed products                                840        1,433        5,185        7,523
                                                -------      -------      -------      -------
Total                                           $24,105      $24,050      $89,250      $84,380
                                                =======      =======      =======      =======


                    CONDENSED STATEMENT OF FINANCIAL POSITION
                          (IN THOUSANDS OF US DOLLARS)

                                                   AS OF MARCH   AS OF MARCH
                                                    31, 2002       31, 2001

Cash                                               $ 32,315      $  2,085
Accounts receivable                                  18,404        13,741
Inventories                                           8,471         7,363
Other current assets                                  2,779         4,461
                                                   --------      --------
Current assets continuing operations                 61,969        27,650
Current assets discontinued operations                   --       160,310
                                                   --------      --------
Total current assets                                 61,969       187,960
Fixed assets                                         28,615        23,742
Other assets                                          4,335         4,900
Long-term assets discontinued operations                 --       167,657
                                                   --------      --------
Total Assets                                       $ 94,919      $384,259
                                                   ========      ========
Current liabilities continuing operations          $ 18,408      $ 25,268
Current liabilities discontinued operations              --       118,467
Long-term liabilities continuing operations             745         8,821
Long-term liabilities discontinued operations            --        77,759
Shareholders' equity                                 75,766       153,944
                                                   --------      --------
Total liabilities and shareholders' equity         $ 94,919      $384,259
                                                   ========      ========

         FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS
                   QUARTERLY FOR THE YEAR ENDED MARCH 31, 2001
                          (IN THOUSANDS OF US DOLLARS)
                                   (UNAUDITED)

                                                                   THREE MONTHS ENDED
                                                JUNE 30,     SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                                  2000          2000            2000           2001

Operating revenue from continuing              $ 19,568       $ 18,134       $ 22,628       $ 24,050
  operations

Cost of Sales                                     5,791          5,146          7,797          6,557
                                               --------       --------       --------       --------

Gross Profit                                     13,777         12,988         14,831         17,493

Operating expenses:

  Selling, general and administrative             5,265          4,804          5,106          5,189

  Research and development                          810            860            969          1,163
                                               --------       --------       --------       --------

Total operating expenses                          6,075          5,664          6,075          6,352
                                               --------       --------       --------       --------

Operating profit                                  7,702          7,324          8,756         11,141

Other income (expenses), net:

  Interest income (expenses), net                  (147)          (203)          (267)          (329)

  Foreign currency exchange profit (loss)          (738)        (1,465)        (1,495)       (22,921)
                                               --------       --------       --------       --------


Total other income (expenses), net                 (885)        (1,668)        (1,762)       (23,250)
                                               --------       --------       --------       --------

Profit (loss) from continuing
  operations before taxation                      6,817          5,656          6,994        (12,109)

Taxation                                         (2,389)        (1,973)        (2,448)         3,699
                                               --------       --------       --------       --------

Profit (loss) from continuing
  operations after taxation                    $  4,428       $  3,683       $  4,546       $ (8,410)
                                               ========       ========       ========       ========

                  OPERATING REVENUE FROM CONTINUING OPERATIONS
                          (IN THOUSANDS OF US DOLLARS)
                                   (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                            JUNE 30,      SEPTEMBER 30,     DECEMBER 31,    MARCH 31,
                                             2000            2000             2000           2001

Respiratory humidification products         $10,655         $ 9,746         $11,344         $12,907
CPAP products                                 5,934           5,769           7,438           8,622
Patient warming and neonatal care
  products                                    1,213             875           1,266           1,088
                                            -------         -------         -------         -------
Core products sub-total                     $17,802         $16,390         $20,048         $22,617
Distributed products                          1,766           1,744           2,580           1,433
                                            -------         -------         -------         -------
Total                                       $19,568         $18,134         $22,628         $24,050
                                            =======         =======         =======         =======

         FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS
                   QUARTERLY FOR THE YEAR ENDED MARCH 31, 2002
                          (IN THOUSANDS OF US DOLLARS)
                                   (UNAUDITED)

                                                                      THREE MONTHS ENDED
                                              JUNE 30,       SEPTEMBER 30,    DECEMBER 31,      MARCH 31,
                                                2001            2001             2001             2002

Operating revenue from continuing
  operations                                 $ 21,656         $ 20,434         $ 23,055         $ 24,105

Cost of Sales                                   5,883            5,809            7,727            7,952
                                             --------         --------         --------         --------

Gross Profit                                   15,773           14,625           15,328           16,153

Operating expenses:

  Selling, general and administrative           5,677            5,965            6,002            5,904

  Research and development                      1,024            1,051            1,060            1,134
                                             --------         --------         --------         --------

Total operating expenses                        6,701            7,016            7,062            7,038
                                             --------         --------         --------         --------

Operating profit                                9,072            7,609            8,266            9,115

Other income (expenses), net:

  Interest income (expenses), net                (202)            (186)             (16)             293

  Foreign currency exchange profit
  (loss)                                        1,091             (128)             982            4,925

   Non-recurring expenses                          --               --             (395)             (59)
                                             --------         --------         --------         --------

Total other income (expenses), net                889             (314)             571            5,159
                                             --------         --------         --------         --------

Profit (loss) from continuing
  operations before taxation                    9,961            7,295            8,837           14,274

Taxation                                       (3,293)          (2,415)          (3,024)          (4,822)
                                             --------         --------         --------         --------
Profit (loss) from continuing
  operations after taxation                  $  6,668         $  4,880         $  5,813         $  9,452
                                             ========         ========         ========         ========

                  OPERATING REVENUE FROM CONTINUING OPERATIONS
                          (IN THOUSANDS OF US DOLLARS)
                                   (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                           JUNE 30,     SEPTEMBER 30,  DECEMBER 31,     MARCH 31,
                                            2001           2001           2001            2002

Respiratory humidification products        $11,267        $10,745        $11,952        $11,490
CPAP products                                8,002          6,772          8,176          9,918
Patient warming and neonatal care
  products                                   1,060          1,319          1,507          1,857
                                           -------        -------        -------        -------
Core products sub-total                    $20,329        $18,836        $21,635        $23,265
Distributed products                         1,327          1,598          1,420            840
                                           -------        -------        -------        -------
Total                                      $21,656        $20,434        $23,055        $24,105
                                           =======        =======        =======        =======